FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*
DeBoer, Sidney B.
(Last) (First) (Middle)
360 E. Jackson St.
(Street)
Medford, OR 97501
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
Lithia Motors, Inc. LAD

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year: December 4, 2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
X 10% Owner
X Officer (give title below)
___ Other (specify below)
Chairman and CEO

7. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common	06/04/2002	M4		728.00	A	$1.00		D	
Class A Common	06/04/2002	M4		12,000.00	A	$16.23	13,455.00	D	
Class A Common							10,325.00	I	By 401(k)
Class A Common							280.00	I	By Spouse in Joint Ownership with Mother (1)
Class A Common							145,500.00	I	Deboer Family, LLC (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (1997sd) (NQ) (right to buy)	$1.00	06/04/2002	M4			728.00	(3)	12/31/2005	Class A Common	728.00		0.00	D	
Stock Option (1998sd) (ISO) (right to buy)	$16.23	06/04/2002	M4			12,000.00	01/01/1998	12/31/2002	Class A Common	12,000.00		0.00	D	
Class B Common	$0.00						N/A	N/A	Class A Common	3,762,231.00		,762,231.00	I	Interest owned by a LLC (4)
Stock Option (1999sd) (ISO) (right to buy)	$18.15						(5)	01/01/2004	Class A Common	12,000.00		12,000.00	D	
Stock Option (2000sd) (ISO) (right to buy)	$18.43						(6)	01/06/2005	Class A Common	9,990.00		9,990.00	D	
Stock Option (2000sd) (NQ) (right to buy)	$16.75						(7)	01/06/2010	Class A Common	22,010.00		22,010.00	D	
Stock Option (2001) (ISO) (right to purchase)	$12.99						12/26/2000	12/26/2005	Class A Common	7,494.00		7,494.00	D	
Stock Option (2001) (NQ) (right to buy)	$1.00						12/26/2005	12/26/2010	Class A Common	16,000.00		16,000.00	D	
Stock Option (2001nq) (right to buy)	$19.24						12/26/2006	12/26/2011	Class A Common	16,000.00		16,000.00	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

12/04/2002

** Signature of Reporting Person

Date

Cliff E. Spencer, Attorney in Fact for Sidney B. DeBoer

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

December 4, 2002

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2001sd) (NQ) (right to purchase)	$11.81						(8)	12/26/2010	Class A Common	31,788.00		31,788.00	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
    See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer

** Signature of Reporting Person

Cliff E. Spencer, Attorney in Fact for
Sidney B. DeBoer

12/04/2002

Date

Form 4 ·

DeBoer, Sidney B.

December 4, 2002

360 E. Jackson St.

Medford, OR 97501

Explanation of responses:

(1)   These shares are beneficially owned by reporting person's Mother-in-law in a joint acount with reporting person's spouse and reporting person disclaims any beneficial ownership of these shares

(2)   Sidney B. Deboer is the trustee of the Sidney B. DeBoer Trust, which is the owner of a majority interest in the LLC and is the sole manager of the LLC

(3)   The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.

(4)   Mr. DeBoer, through DeBoer Family, LLC, of which he is the sole manager, owns a majority interest in Lithia Holding Company, LLC, of which he is also the sole manager; and he has elected to report all Class B Common Stock owned by the Lithia Holding Company, LLC as being beneficially owned by him.

(5)   The options vest as follows: 292 on 1/1/00, 5,509 on 1/1/01, 5,508 on 1/1/02 and 691 on 1/6/03.

(6)   The options vest as follows: 4,745 on 1/6/03 and 5,245 on 1/6/04.

(7)   The options vest as follows: 13,627 on 1/6/01 and 8,383 on 1/6/02.

(8)   The options vest 8,360 shares on 12/26/00, 2,108 on 12/26/02, 10,565 on 12/26/03 and 10,755 on 12/26/04